EXHIBIT (A)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely pursuant to the Offer to Purchase (as defined below) and the related Letter of Transmittal. The Offer is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Intelligroup, Inc.
at
$4.65 Net Per Share
by
Mobius Subsidiary Corporation
an indirect wholly owned subsidiary of
NTT DATA CORPORATION

Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”) and an indirect wholly owned subsidiary of NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), for $4.65 net per Share in cash (less any applicable withholding of taxes), without interest (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding may be required unless an exemption applies and is properly demonstrated to the Depositary or other paying agent or unless the required taxpayer identification information and certain other certifications are provided to the Depositary or other paying agent. See Instruction 9 of the Letter of Transmittal. Shareholders who hold their Shares through a broker, dealer, bank or other nominee should consult such institution as to whether it charges any service fees. Purchaser will pay the fees and expenses incurred in connection with the Offer by the Depositary, Mitsubishi UFJ Securities (USA), Inc. (the “Dealer Manager”), and Georgeson Inc. (the “Information Agent”). Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in the Company. Following completion of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 19, 2010, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned on there having been validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent or its subsidiaries (including Purchaser), constitutes a majority of all the Shares outstanding on a fully-diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in the

Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and the Company under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each outstanding Share (other than Shares owned by the Company, Parent, Purchaser and any of their respective subsidiaries) will be converted into the right to receive the Per Share Amount. No appraisal rights are available to holders of the Shares in connection with the Offer or the Merger.

SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (together, the “Principal Shareholders”) have entered into a shareholders’ agreement with Parent and Purchaser (the “Shareholders’ Agreement”), which provides, among other things, that the Principal Shareholders will tender their Shares in the Offer; provided that if any time prior to the termination of the Shareholders’ Agreement, the board of directors of the Company effects an Adverse Recommendation Change (as defined in the Merger Agreement) without terminating the Merger Agreement, the terms of the Shareholders’ Agreement will apply to only 50% of each Principal Shareholder’s Shares. The Principal Shareholders may only withdraw their Shares from the Offer if the Offer is terminated or expired pursuant to the Merger Agreement, the Shareholders’ Agreement is terminated in accordance with its terms or Purchaser amends certain terms of the Offer without the consent of the Principal Shareholders. The Shares subject to the Shareholders’ Agreement represent approximately 63.3% of the outstanding Shares, as of June 3, 2010. Upon the tender of Shares by the Principal Shareholders as set forth in the Shareholders’ Agreement, the Minimum Condition will be satisfied, and Parent and Purchaser will own, following the acceptance for payment of those Shares in the Offer, a number of Shares sufficient to cause the Merger to occur without the affirmative vote of any other holder of Shares.

The board of directors of the Company has unanimously determined that the Offer and the Merger are advisable and in the best interests of the Company’s shareholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and resolved to recommend that holders of Shares accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Per Share Amount for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares (“Certificates”), together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at The Depository Trust Company (the “Book Entry Transfer Facility”) and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the expiration date of the Offer, waive any condition to the Offer, increase the Per Share Amount or make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not: (i) decrease the Per Share Amount or change the form of consideration payable in the Offer; (ii) reduce the maximum number of Shares to be purchased in the Offer; (iii) impose conditions to the Offer in addition to those set forth in the Merger Agreement and described in Section 14 — “Conditions of the Offer” of the Offer to Purchase; (iv) modify, waive or change the Minimum Condition; (v) amend or modify any other term of the Offer in a manner adverse to the Company’s shareholders; or (vi) extend the Offer in a manner other than in accordance with the Merger Agreement.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Merger Agreement provides that Purchaser shall from time to time extend the Offer beyond the initial scheduled expiration date for five business days in each instance (or for such different period to which the Company agrees in its reasonable discretion) if, at the Expiration Date, any of the conditions to Purchaser’s obligation to accept Shares for payment is not satisfied or waived. In addition, Purchaser shall extend the Offer for any period or periods required by applicable law or applicable interpretations or positions of the SEC or its staff.

If all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn, together with the Shares held by Parent and Purchaser, if any, is less than 90% of the then-outstanding number of Shares on a fully-diluted basis, then upon the Expiration Date, Purchaser may provide “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of not less than three business days each and an aggregate period not to exceed 20 business days (for all such extensions). If such “subsequent offering periods” are provided, Purchaser shall (1) give the required notice thereof and (2) immediately accept and promptly pay for all Shares tendered as of such applicable expiration date. Although Purchaser reserves its right to provide a “subsequent offering period,” Purchaser does not currently intend to do so.

Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after 60 days from the commencement of the Offer if Purchaser has not agreed to accept Shares for payment on or prior to that date. If Purchaser is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer but subject to compliance with Rule 14e-1(c) under the Exchange Act, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights described in the Offer to Purchase. For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, the Company or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash pursuant to the Offer by U.S. holders of Shares will be a taxable transaction for U.S. federal income tax purposes. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 — “Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has agreed to cause its transfer agent to provide Purchaser with the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to shareholders of the Company. Upon compliance by the Company with this requirement, the Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call: (212) 440-9800
All Others Please Call Toll-Free: (866) 297-1410

The Dealer Manager for the Offer is:

1633 Broadway, 29th Floor
New York, NY 10019-6708
Call Toll-Free: (877) 909-6876

June 21, 2010